THE SOURLIS LAW FIRM Securities and Corporate Attorneys

Virginia K. Sourlis, JD, MBA*	The Galleria
Philip Magri, JD+	2 Bridge Avenue
Joseph M. Patricola, JD*#	Red Bank, New Jersey 07701
Daniel Kobrinski, JD, LLM+#	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
Virginia@SourlisLaw.com
* Licensed in NJ
+ Licensed in NY
# Licensed in DC

April 1, 2008

VIA EDGAR CORRESPONDENCE
Division of Corporate Finance
U.S. Securities and Exchange Commission
Office of Beverages, Apparel and Healthcare Services
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn: John Reynolds
Assistant Director

RE:	Sound Worldwide Holdings, Inc. Amendment No. 2 to Registration Statement on Form SB-2 File No: 333-146986 Filed on March 5, 2008

Dear Mr. Reynolds:

Below please find our responses to the Staff’s comment letter, dated March 25, 2008 (the “Comment Letter”), to the above-captioned registration statement (the “Registration Statement”) filed by our client, Sound Worldwide Holdings, Inc., a Delaware corporation (the “Company”). Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please be advised that the Company has revised the Registration Statement pursuant to the Comment Letter and has filed Amendment No. 3 to Registration Statement on Form S-1 with the SEC today (“Amendment No. 3”). A copy of Amendment No. 3 which has been marked to show changes from Amendment No. 2 to the Registration Statement and where the Company specifically addressed the comments in the Comment Letter, accompanies this response letter.

Also attached is the Company’s certification required in the Comment Letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

/s/ Virginia K. Sourlis, Esq.
Virginia K. Sourlis, Esq.

Unaudited Interim Financial Statements for the Nine Months Ended December 31, 2007

Unaudited Condensed Consolidated Balance Sheet, page 7

1.
Per comment #1, the common stock balance and the additional paid-in capital balance on the unaudited condensed consolidated balance sheet as of March 31, 2007 have been revised to be consistent with the balances presented in the audited consolidated balance sheet as of March 31, 2007.

Unaudited Condensed Consolidated Statement of Stockholders’ Equity, page 9

2.
Per comment #2, the unaudited condensed consolidated statement of stockholders’ equity has been revised to state the issuance of 2,200,000 shares to consultants upon completion of the share exchange transaction. Together with the 17,500,000 shares issued as a result of the merger and the additional 300,000 shares issued to the previous shareholder of Freedom 3, there were in total 20,000,000 shares outstanding as of December 31, 2007.

Audited Financial Statements for the Year Ended March 31, 2007

Consolidated Statement of Cash Flows, page 5

3.	Per comment #3, proceeds received from bank borrowings and repayments of bank borrowings have been revised and shown on a gross basis.

Notes to Consolidated Financial Statements

2. Summary of Principal accounting policies

Revenues recognition, page 8

4.
Per comment #4, the note for revenue recognition has been revised to state the estimates on the sales returns. Basically, the Company records reductions to revenue for estimated product returns and pricing adjustments in the same period that the related revenue is recorded. The amount of these reductions is based on historical sales returns, analysis of credit memo data, and other factors known at the time.

17. Subsequent Event

5.	Per comment #5, the note for subsequent event has been revised to be consistent with other disclosures in the Registration Statement.

Exhibit 5.1

6.	Per comment #6, our counsel has revised their legal opinion. A copy of their legal opinion is filed as Exhibit 5.1 to the Registration Statement.

ACKNOWLEDGEMENT

I, Roger K.W. Fan, the President and Chief Executive Officer of Sound Worldwide Holdings, Inc., a Delaware corporation (the “Company”), do hereby acknowledge the following on behalf of the Company:

•
Should the Commission or the staff, acting pursuant to delegated authority, declare the Company’s Form on S-1 (File No.: 333-146986) effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement this 1st day of April 2008.

SOUND WORLDWIDE HOLDINGS, INC.

By:	/s/ ROGER K. W. FAN
Roger K. W. Fan President and Chief Executive Officer (Principal Executive Officer and Principal Accounting Officer)